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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Netflix, Inc.
(Name of Issuer)
Common stock, $0.001 par value
(Title of Class of Securities)
64110L106
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	64110L106

1	NAMES OF REPORTING PERSONS Eric Semler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		969,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		969,000

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	969,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.7%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
**SEE ITEM 4(b).

CUSIP No.	64110L106

1	NAMES OF REPORTING PERSONS TCS Capital GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		969,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		969,000

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	969,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.7%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
**SEE ITEM 4(b).

SCHEDULE 13G/A
This Amendment No. 2 (“Amendment”) to Schedule 13G (the “Schedule 13G”), relating to shares of Common stock, $0.001 par value (the “Common Stock”), of Netflix, Inc., a Delaware corporation (the “Issuer”), is being filed on behalf of TCS Capital GP, LLC, a Delaware limited liability company (“TCS GP”), and Eric Semler the principal of TCS GP.
This Schedule 13G relates to shares of Common Stock of the Issuer purchased by Eric Semler and TCS GP for the accounts of (i) TCS Capital, L.P., a Delaware limited partnership (“TCS Capital”), (ii) TCS Capital II, L.P., a Delaware limited partnership (“TCS Capital II”), and (iii) TCS Capital Investments, L.P. a Cayman Islands exempted limited partnership (“TCS Offshore”). TCS Capital holds 71,500 shares of the Common Stock, TCS Capital II holds 311,300 shares of the Common Stock, and TCS Offshore holds 586,200 shares of the Common Stock. TCS GP acts as general partner to each of TCS Capital, TCS Capital II and TCS Offshore; and Mr. Semler, as manager of TCS GP, controls the investment decisions of TCS GP.
This Amendment is being filed to amend and restate Items 4 and 5 of the Schedule 13G as follows:

Item 4	Ownership.
(a)
TCS GP (as the general partner of TCS Offshore, TCS Capital II and TCS Capital) is the beneficial owner of 969,000 shares of Common Stock, and Eric Semler (as the principal of TCS GP) is the beneficial owner of 969,000 shares of Common Stock.

(b)
TCS GP is the beneficial owner of 1.7% of the outstanding shares of Common Stock, and Eric Semler is the beneficial owner of 1.7% of the outstanding shares of Common Stock. These percentages are determined by dividing 969,000 and 969,000, respectively, by 58,669,096, the number of shares of Common Stock issued and outstanding as of October 31, 2008, as reported by the Issuer in a Form 10-Q filed on November 3, 2008.

(c)
As the general partner of TCS Offshore, TCS Capital II and TCS Capital, TCS GP has the sole power to vote and dispose of the 969,000 shares of Common Stock beneficially owned by it. As the principal of TCS GP, Eric Semler has the sole power to vote and dispose of the 969,000 shares of Common Stock beneficially owned by him.

Item 5	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 13, 2009

TCS Capital GP, LLC
By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

/s/ Eric Semler
Eric Semler

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